UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36403

IKANG HEALTHCARE GROUP, INC.

(Exact name of registrant as specified in its charter)

B-6F, Shimao Tower

92A Jianguo Road

Chaoyang District, Beijing 100022

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unless otherwise specify, when used in this Form 6-K the terms the “Company” and “iKang” refer to iKang Healthcare Group, Inc. and its subsidiaries and consolidated controlled entities.

On May 24, 2016, the Company announced that it had filed a complaint with the Shanghai Intellectual Property Court against Meinian Onehealth Healthcare (Group) Co., Ltd. (“Meinian Onehealth”) and certain other defendants with respect to an infringement of the Company’s copyright. Furthermore, the Company had filed another complaint with the People’s Court of Chaoyang District of Beijing against Meinian Onehealth, a former employee of Meinian Onehealth and certain other defendants with respect to an infringement of the Company’s trade secrets. A press release issued by the Company is included as an exhibit to this Form 6-K.

Forward-looking Statements

This Form 6-K contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the expected timelines and results of iKang’s IP infringement litigation against Meinian Onehealth; the financial, reputation and any other impact of such litigation; iKang’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IKANG HEALTHCARE GROUP, INC.

By:	/s/ Yang Chen
Name:	Yang Chen
Title:	Chief Financial Officer

Date: May 25, 2016

Exhibit Index

Exhibit 99.1 — Press Release: iKang Sues Meinian Onehealth Healthcare over IP Infringement